Via EDGAR

February 9, 2021

Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	loanDepot, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Filed on February 1, 2021

CIK No. 0001831631

Dear Mr. West,

loanDepot, Inc. (“we,” “our” or the “Company”) received a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on February 9, 2021, with respect to the Company’s Amendment No. 4 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), CIK No. 0001831631, submitted to the Commission on February 4, 2021, in which you requested that we provide additional disclosure regarding our private valuation in June of 2020. Please be advised we have revised the Draft Registration Statement in response to the Staff’s comment on page 142 and are publicly filing the Registration Statement on Form S-1 concurrently with this letter.

Please direct any questions that you may have with respect to the foregoing and any requests for additional supplemental information that may be required by the Staff to Joshua N. Korff, P.C. of Kirkland & Ellis LLP at (212) 446-4943 or Michael Kim, P.C. of Kirkland & Ellis LLP at (212) 446-4746.

Very truly yours, LOANDEPOT, INC.

By:	/s/ Peter A. L. Macdonald
Name:	Peter A. L. Macdonald
Title:	Secretary and Executive Vice President

Enclosures

cc:	Robert Klein (Securities and Exchange Commission)

Hugh West (Securities and Exchange Commission)

Jessica Livingston (Securities and Exchange Commission)

J. Nolan McWilliams (Securities and Exchange Commission)

Anthony Hsieh (loanDepot, Inc.)

Patrick Flanagan (loanDepot, Inc.)

Joshua N. Korff, P.C. (Kirkland & Ellis LLP) Michael Kim, P.C. (Kirkland & Ellis LLP)

Michael Kaplan (Davis Polk & Wardwell LLP)

Yasin Keshvargar (Davis Polk & Wardwell LLP)